EXHIBIT 99.1

Qiao Xing Universal Telephone, filed annual report in 20-F

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “projects,” “expects” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2002 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US $1.00 = RMB 8.28 on December 31, 2002.

A. OPERATING RESULTS.

     (i)  Net sales

Net sales revenue increased by Rmb 300 million from Rmb 250 million for fiscal year 2001. It was mainly attributed to the additional revenue from mobile telephones sales during the year 2002. This major shift in the sales mix has been made because of the intense competition in the corded phones industry as well as the general upgrade of the standard of living in China where more corded phone or cordless phone users are adopting mobile phones. This also led to a significant decrease in sales value of our corded, cordless and smart card phone products. In 2002, the revenue from manufacturing GSM mobile phones was RMB 341,000,000, while net sales of fixed line telephones was only RMB 208,000,000, representing a decrease of RMB 42,000,000.

     (ii)  Gross Profit

Gross profit for fiscal year 2002 was Rmb 22 million (US$2.6 million), representing an decrease of Rmb 16 million from Rmb 38 million in fiscal year 2001. This also represents a decrease in the average gross profit margin from 15.2% in 2001 to 4.0% in 2002. The decrease was mainly due to keen competition in the telephone market in China that caused a reduction in our selling prices in order to maintain the market share.

     (iii)  Selling, General and Administrative Expense

Selling expenses decreased by Rmb 0.89 million from Rmb 6.17 million for fiscal year 2001 to Rmb 5.29 million (US$0.64 million) for fiscal year 2002. The decrease was predominantly attributable to a reduction of advertising expenditures on promotion and marketing activities. The transportation expenses incurred in terms of percentage of sales also decreased from 0.31% during fiscal year 2001 to 0.17% during fiscal year 2002. This was due to the fact that the transportation costs for mobile phones were much lower than other corded and cordless phones because of its production sites proximity to the railway stations and key delivery spots.

General and administrative expenses increased by Rmb 24.6 million from Rmb 44.1 million in fiscal year 2001 to Rmb 68.7 million (US$8.3 million) in fiscal year 2002. This increase was mainly attributable to the substantial increase in the provision for doubtful debt (about Rmb 26 million), but partly offset by the decrease in the research and development expenses for GSM mobile phones (about Rmb 3 million). Other general and administrative expenses were generally comparable between fiscal year 2002 and 2001.

     (iv)  Impairment loss on land use rights and property, machinery and equipment

There was an impairment loss on land use rights and property, machinery and equipment which amounted to Rmb 5 million (US$0.6 million) and Rmb 8.7 million (US$1 million) respectively, in fiscal year 2001.

The impairment loss on land use rights related to a parcel of land in BaiGang District, XiaoJinKou Town.

Capitalized software represented acquisition costs to obtain proprietary software provided by a third party, which was recorded under machinery, equipment and software. We evaluated the recoverability of the capitalized software cost and determined to make a full provision of the carrying value of capitalized software cost in view of the reduction of DECT sales in 2001 and the low sales projection of DECT mobile phones.

     (v)  Interest expenses

Interest expenses for bank borrowings and shareholders’ loan increased from Rmb 8.4 million in 2001 to Rmb 17.9 million (US$2.2 million) in 2002 due to the significant increase of short-term bank borrowings during the year 2002 mainly for the purpose of the CECT acquisition.

The convertible debentures had been fully converted in 2001 so that there was no more amortization of debt issuance costs and discount of convertible debentures incurred during 2002.

     (vi)  Gain on sale of subsidiaries

Our management believes that we can benefit from focusing our business on the market development and R&D activities of mobile phones rather than the production of indoor phones. Besides, the indoor phone manufacturing business was not profitable, which also became a burden to us. It was, therefore, sensible to sell off this part of our business and concentrate on the mobile phone business. We still continue our business on the sales and development of indoor phones, especially on their enhanced features with market potential.

Gain on sale of a subsidiary of Rmb 79 million (US$9.5 million) represents the gain on sale of the one issued share of Qiao Xing Holdings Ltd. which took place on December 31, 2002. The background information of the transaction was as follows. On December 31, 2002, an agreement for sale of the one issued share of Qiao Xing Holdings Limited (QX Holdings) was entered into between us and Central Grace Technologies Limited (Central Grace), a corporation incorporated under the laws of the British Virgin Islands. The agreement was subsequently amended by the parties. The consideration for the purchase of the sale share was RMB 210,000,000 and was paid in full as of July16, 2003.

Central Grace made various warranties, undertakings, covenants and indemnities to us and assumed all disclosed and undisclosed liabilities of QX Holdings excluding:

(i)	the settlement of the current liabilities due to us in the sum of RMB 231,585,507

(ii)	the settlement of the current liabilities due to certain of our shareholders in the sum of RMB 8,172,953

(iii)	the settlement of current assets due from us of RMB 113,543,063

Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

All properties of QX Holdings sold in the transaction included but was not limited to:

(i)	factory and manufacturing equipment

(ii)	accounts receivable

(iii)	trademarks, registered designs and patent applications,

(iv)	landed property

but the following businesses and assets were excluded (“Excluded Assets”):

(i)	land use right

(ii)	fixed line telephone sales network

(iii)	mobile telephone business including but not limited to the research and development department and manufactory

(iv)	die cast mould

As a result of the sale transaction, a gain on sale amounting to RMB 79,050,000 was recognized in our profit and loss account for the year ended December 31, 2002.

     The calculation details of the gain on disposal of subsidiaries is set out as follows:

	Rmb'000	US$'000
Consideration	210,000	25,362
Net asset value sold	(125,070)	(15,105)
Minority interests sold	(5,880)	(710)

Gain on disposal of subsidiaries	79,050	9,547

(vii)  Acquisition of equity interest in CEC Telecom Ltd. (CECT). The execution of agreements for the acquisition of 65% of the equity of CECT took place during year 2002, and the transaction was completed on February 8, 2003, when all the necessary approvals and documentation for closing were obtained. The operating results of CECT were, therefore, not included in Qiao Xing’s consolidated financial statements for the year ended December 31, 2002.

(viii)  Reversal of an accrual of previous years’ income taxes Reversal of an accrual of previous years’ income taxes consists of:

	2001	2002

	Rmb'000	Rmb'000	US$'000
Mainland Chinese income tax
- current	(18,868)	nil	nil
- deferred	(6,819)	nil	nil
	(25,687)	nil	nil

     Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, Mainland China (“the Notice [1999] 52”), High and New Technology Enterprise of

Guangdong Province is entitled to a tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a wholly foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office (“GPFTECO”) as an Advanced Technology Enterprise, the company is entitled to additional tax benefits granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. Qiao Xing Telecommunication Industry Co. Ltd. (“QXTI”), our PRC subsidiary, is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

Prior to obtaining confirmation from the relevant tax bureau on the entitlement to tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the years ended December 31, 2000, 2001 and 2002. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was written back in 2001.

(ix)  Net Income and Earnings per Share

Net income of Rmb 16.5 million (US$1.99 million) was recorded for fiscal year 2002, while a net loss of Rmb 21.4 million was recorded for fiscal year 2001. The net income for fiscal year 2002 was achieved mainly due to the significant gain on sale of a subsidiary, which amounted to Rmb 79 million (US$9.5 million), partly offset by the following:

i)	decrease in gross profit of Rmb 16.3 million; and

iii)	decrease in write-back of provision for income tax of Rmb 25.7 million

Based on a weighted average of 14.7 million shares outstanding in 2002, the Group reported an income per share of Rmb 1.12 (US$0.135), compared to loss per share of Rmb 1.67 on 12.8 million weighted-average shares outstanding in 2001. The higher number of outstanding shares is the result of additional shares issued in August 2002 in connection with consultant services rendered relating to the acquisition of CECT.

B. LIQUIDITY AND CAPITAL RESOURCES.

During fiscal year 2002, we were principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including mobile, corded and cordless telephone sets, in Mainland China. We did not declare or pay dividends in fiscal year 2002.

In summary, about Rmb 56 million (US$6.8 million) was used in operating activities, about Rmb 298 million (US$36.0 million) was used in investing activities and about Rmb 357 million (US$43.2 million) was provided by financing activities during the year ended December 31, 2002. Consequently, cash and bank deposits increased by Rmb 3.3 million (US$0.4 million) from Rmb 7.6 million (US$0.9 million) at the beginning to Rmb 10.9 million (US$1.3 million) at the end of year 2002.

     (x)  Cash flows from operating activities

There was a net operating cash outflow of Rmb 56 million (US$6.8 million) despite the net income of Rmb 16.5 million (US$1.99 million) for the fiscal year 2002. This was mainly attributable to the effect of the sale of a subsidiary, which more than offset the overall decrease in operating assets and increase in operating liabilities.

     (xi)  Cash flows from investing activities

Net cash outflow from investing activities amounted to Rmb 298 million (US$36 million) during the year. This was mainly due to the payment of deposits to be applied toward the purchase price of CECT with the significant drop in the pledged bank deposits.

     (xii)  Cash flows from financing activities

Net cash inflow from financing activities amounted to Rmb 357 million (US$43 million). It was mainly attributed by the addition of short-term borrowings, long-term borrowings and contributions from a minority shareholder during the year. As of December 31, 2002, our consolidated working capital was Rmb 267 million (US$32.2 million) as compared to Rmb 148 million (US$18 million) as of December 31, 2001.

Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 21% and 5% of our total assets as of December 31, 2001 and December 31, 2002, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.

As of December 31, 2002, the Group had banking facilities of approximately Rmb 40,000,000 (US$4,831,000) for loans and trade financing. All of the Group’s banking facilities were used as of December 31, 2002.

Contractual Obligations and Commitments

The Group has an operating lease agreement for an office premise, which extends through September 2005. Future minimum rental payments as of December 31, 2002, under agreements classified as operating leases with non-cancelable terms within one year, amount to Rmb 307,000 (US$37,000).

Under the agreement for the payment of land use rights for a parcel of land in Mainland China, the Group has committed to pay pre-determined annual fees to the respective third-party landlord for the period of 20 years up to December 2017. This parcel of land has been transferred to Central Grace Technologies Ltd. as of December 31, 2002. Therefore, the Group no longer has a contractual obligation.

Related party transactions

From time to time, we may enter into transactions with parties that have relationships with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the Board of Directors and are subject to the approval of members of the Board of Directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions. Related parties include our subsidiaries, investments accounted for under the equity method, members of our management and owners of a significant percentage of our common stock and their family members, and any other party that we significantly influence.

D Trend Information

Sales

In light of the recent market conditions and the continuous improvement of the living standard of the people in China, we believe that corded and cordless telephone products will be less attractive to the public. Our focus in fiscal year 2003 is the promotion of wireless fixed phones (wuxiangtong). We are confident that these relatively high-end phone products can continue to achieve significant growth in fiscal year 2003. In addition, during fiscal year 2003, we started the production of GSM and CDMA mobile phones. Since our acquisition of CECT in February 2003, we have achieved a major improvement in our R&D, distribution network and the promotion of CECT brand phones. We expect that sales revenue will continue to grow from the mobile phone products. In addition, as China Unicom improves its service and its CDMA network’s sending and reception quality, we expect that more and more people will buy CDMA mobile phones. Thus, we expect that CECT’s CDMA sales will grow in 2003. Therefore, we believe that we will be able to achieve a substantially greater growth in sales revenue for fiscal year 2003 as compared to 2002.

Gross Profit

Our total gross profit margin percentage in fiscal year 2002 was approximately 4%. However, we achieved a gross profit margin of approximately 13% for sales of our mobile phone products in 2002. On this basis, we anticipate that with the increase in sales revenue because of the introduction of more popular GSM and CDMA mobile phones and special-function indoor phones such as wuxiangtong and short message telephones with their 20% — 30% gross margins, our total gross profit in fiscal year 2003 and average margins are expected to increase.

Production

Our total production capacity has increased substantially after the acquisition of CECT. CECT has a production base in Beijing with a production capacity of 1.2 million sets of mobile phones. From August 2003, we expect to have an additional two production lines for CECT in the factory of Qiao Xing Science Industrial Park at Huizhou, with annual production capacity of 1 million sets of mobile phones. In addition, our subsidiary, Qiao Xing Communication Industry Co., Ltd. (QXCI) also manufactures GSM mobiles for CECT. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand mobile phones for our clients.

Prices

In 2002, we further reduced our price for some of our products. In 2003, we launched relatively high-end telephones, including wuxiangtong and short message telephone, which will result in higher sales prices. Due to the keen competition in the telephone market, our new GSM and CDMA mobile phones are to be priced at a gross profit margin of not more than 15% so as to be competitive in the market.

Inventory

We forecast that our inventory value will increase compared with that of December 31, 2002. This is due to the inclusion of CECT’s inventory and the purchases of high-value raw material and components for the production of GSM and CDMA mobile phones with more features.

Acquisition of CEC Telecom Co., Ltd.

The acquisition of CEC Telecom Co., Ltd by QX Mobile, an 80% owned subsidiary of ours, required the payment of Rmb 312,750,000 (US$37,772,000). As of December 31, 2002, we have paid RMB 180,000,000 of the consideration. We intend to pay the remaining balance no later than August 8, 2003. With the sale of a subsidiary held at the end of 2002 and our sale of 20% of the equity of QX Mobile in August 2002 and the subsequent payments received, the liquidity of the Group is much improved. This will improve our ability to make the final scheduled payment on the CECT acquisition and satisfy our normal operational cash needs. We continued to use our existing loan facilities and extended our existing short term bank loans to finance our daily operations. We believe that our existing cash balances and funds expected to be generated from operations and available credit facilities should be sufficient to fund our anticipated level of operations and our current expansion plans for the foreseeable future. There can be no assurance that our operations, expansion plans or capital requirements will not change in a manner that would consume available resources more rapidly than anticipated, or that substantial additional funding will not be required before we can achieve and maintain profitable operations. Further, additional funding may not be available on terms satisfactory to us, if at all. If adequate funds are not available, we may be required to cut back or abandon our expansion plans and curtail operations significantly, which would have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on the Company

Acquisition of Equity Interest in CEC Telecom Co., Ltd.

In May and June 2002, our then-wholly owned subsidiary Qiao Xing Mobile Communication Co. Ltd. (QX Mobile) entered into two sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Co., Ltd. (CECT) for an aggregate consideration of RMB 312,750,000 (US$37,772,000) (the Acquisitions). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.

Pursuant to an agreement dated May 23, 2002, QX Mobile acquired a 25% equity interest in CECT from Tianjin Taida Company Limited (Tianjin) for cash consideration of RMB 108,750,000 (US$13,134,000).

Pursuant to an agreement dated May 23, 2002 and a supplementary agreement dated May 23, 2002, QX Mobile acquired a 40% equity interest in CECT from China Electronics Corporation (CEC) and other group companies of CEC for cash consideration of RMB 204,000,000 (US$24,638,000).

As of December 31, 2002, we had made prepayments of RMB 180,000,000 (US$21,700,000) to the sellers according to the payment terms prescribed in the agreements. The remaining consideration is payable as follows: RMB 132,750,000 (US$16,033,000) within 6 months after the completion of shares transfers at the relevant government bureau of the PRC (“date of shares transfers”). We intend to make the final payment of RMB 132,750,000 no later than August 8, 2003.

As of February 8, 2003, the Acquisitions were completed because all conditions precedent as set out in the agreements had been fulfilled. Such conditions precedent included, among others, (i) approval from the Chinese government on the shares transfers and (ii) completion of collateral arrangements on QX Mobile’s equity interest in CECT and certain land use rights of the Group.

     On August 20, 2002, QX Mobile entered into a subscription agreement for its sale of 200,000 shares representing 20% of the total outstanding equity of QX Mobile to Galbo Enterprises Limited, a non-affiliated BVI corporation (Galbo), for RMB 67,000,000 (US$8,092,000). The subscription price was fully paid before December 31, 2002. The subscription price was applied by QX Mobile toward the acquisition of its 65% interest in CECT. Upon completion of the subscription, our controlling interest in QX Mobile was reduced to 80%.

CECT’s Business Overview

CEC Telecom Co., Ltd. (CECT) was jointly initiated and co-established in China in May 2000 by six companies, including China Electronics Corporation (CEC), Tianjin TEDA Investment Holding Co., Ltd., Shenzhen SED Electronics Corporation, Wuhan Zhongyuan Electronics Group Co., Ltd., China Computer Software and Technology Service Corporation and China National Integrated Circuit Design Center. It is one of the few manufacturers that have been approved to manufacture both GSM and CDMA mobile phones in China.

China Electronics Corporation (CEC), with registered capital of RMB 6.15 billion and 36 wholly owned companies (www.cec.com.cn), is one of the leading companies in the domestic electronics industry in China.

CECT is equipped with the most advanced mobile phone research, development and production capability in China. Supported by three R&D centers in Huizhou, Shanghai and Beijing, with 200, 86 and 176 staff, respectively, it has mastered international advanced communication technology to develop different types of mobile phones such as GSM, CDMA, GPRS, PDA, and their value added services. Among these mobile phone production technologies, 2.5G and 3G of GSM and CDMA are up to international standards. CECT is currently engaged mainly in the R&D and production of 2.5G and 3G GSM and CDMA mobile phones, production of RF components, LCD moulds and other mobile phones with entertainment and service functions like GPS messages, finance and stock e-commerce systems, games and images download.

At present, CECT has launched 26 types of GSM, GPRS, CDMA and GPS mobile phones, among which the color monitor, symphony with radio, MP3 and built-in camera are their key functions. Utilizing its R&D competitive edge, CECT has developed different product platforms according to different mobile phone systems. It has also positioned its products to different consumer markets such as specializing for business use, feminine style and masculine style, etc. There are four major product series: basic communication, fashionable style, functional based and high-end luxury.

CECT has a production site at Cheung Ping Technology Park in Beijing covering 17,000 square meters. Another production site for CECT mobile phones at Huizhou of Guangdong is expected to come into operation in August 2003.

CECT has established a distribution network throughout China with more than 170 wholesale outlets and more than 300 aftersales service centers in more than 27 provinces and municipalities.

CECT’s Smart Phone (CECT Mio 8380), installed with the Smart Phone 2002 operating system from Microsoft and with a built-in Intel 200M X-Scale CPU, has received the approval from China Mobile after passing the relevant software tests. The Smart Phone is jointly launched by CECT and MiTAC (http://mitac.mic.com.tw/), a reputable Taiwan computer manufacturer. The

2002 operating system has given this new generation of mobile phones a great variety of internet related functions and other applications. The Smart Phone is able to perform data interchange with computers in a swift manner, and its other functions include MMS, digital camera/video, MP3, games, MSN messaging and even movie viewing.

With its advanced technology worldwide, CECT’s Mio 8380 represents the future of mobile phone development and marks the breakthrough in the technology of the mobile phone industry in China. It was collected and displayed by the China Telecommunication Museum on 10th June 2003.

In 2003, CECT branded mobiles were awarded as one of the ten “Outstanding Brand Name” home-made mobile phones in China.

Sale of Our Subsidiary, Qiao Xing Holdings Limited

On December 31, 2002, we entered into an agreement with Central Grace Technologies Ltd., a non-affiliated BVI corporation (Central Grace) for our sale to Central Grace of our 100% interest in Qiao Xing Holdings Ltd. (QXHL), our intermediate holding company which held a 90% interest in Qiao Xing Telecommunication Industry Co. Ltd. (QXTI), our former principal operating subsidiary. On July 10 and 11, 2003, we entered into supplemental agreements with Central Grace to amend certain provisions of the original agreement.

The amended material terms of the sale provide as follows:

•	The total consideration for the purchase is RMB 210,000,000 (US$25,362,000), which was paid in full on July 16, 2003

•	Central Grace assumed all disclosed and undisclosed liabilities of QXHL except:

•	the current liabilities of QXHL due to us of RMB 231,585,507 (US$27,969,000)

•	the current liabilities of QXHL due to certain of our shareholders of RMB 8,172,953 (US$987,000)

•	the current assets due from us of RMB 113,543,063 (US$13,713,000)

•	We retained the ownership of the following Excluded Assets of QXHL, which are currently being formally re-registered in the name of our subsidiary, QX Communication Holdings:

•	land use rights for 667,000 square meters of land at Ji Ma, Huizhou

•	the fixed line telephone sales and distribution network

•	the mobile phone business, which includes the GSM manufacturing, production and sales departments and the research and development department

•	the die cast moulds for the production of fixed line telephones and mobile phones

•	Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

•	We entered into a license agreement with QXTI and the 10% holder of QXTI by which QXTI as licensor grants to us the exclusive and non-transferable use of its trademarks, patents applications and registered designs through December 2006 in exchange for nominal consideration.

•	We conveyed all rights to the technology and intellectual property for our wireless fixed telephone (wuxiangtong) technology to Central Grace, reserving all exclusive marketing and distribution rights.

Through our QX Communication Holdings subsidiary, we will continue to conduct the business of the research and development, production, and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.

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